CHINACAST EDUCATION CORPORATION Suite 08, 20/F, One International Financial Centre 1 Harbour View Street Central, Hong Kong
December 14, 2011

Mr. Perry J. Hindin
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549-3628

Re:	ChinaCast Education Corporation Definitive Additional Materials on Schedule 14A Filed December 8, 2011 File No. 001-33771

Dear Mr. Hindin:

This letter sets forth ChinaCast Education Corporation’s (the “Company”) response to the comments contained in the letter dated December 12, 2011 from the Staff of the Securities Exchange Commission regarding the Company’s Definitive Additional Materials on Schedule 14A.  The Staff comments are repeated below, followed by the response thereto.  Unless otherwise stated, capitalized items used herein shall have the same meaning as in the soliciting materials listed above.

General

1.
We note your response in paragraph 1 of your letter dated December 8, 2011. In the March 16, 1994 Release No. 34-33768, the Commission reminded registrants that although the proxy rules do not specify the number of days before the meeting by which registrants must make their proxy materials available for distribution to their beneficial owners, proxy materials “must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.” In addition, as noted in our November 10, 1986 Release No. 34-23789, “[w]hen there have been material changes in the proxy soliciting material or material subsequent events (in contrast to routine updating), an additional proxy card, along with revised or additional proxy soliciting material, should be furnished to security holders” and “[a] sufficient period of time should be allowed for adequate dissemination of the material information to security holders prior to the meeting of security holders or the date on which the consents or authorizations may be used to effect the proposed action to permit security holders to assess the information and to change their voting decisions if desired.”

Given that:

•	the stockholder meeting is currently scheduled for Tuesday, December 20, 2011 at 8 p.m. EST;
•	if stockholders of record vote by proxy, their vote must be received by 4:00 p.m. EST on December 19 to be counted;
•	stockholders may only vote their shares by mail or in person by attending the meeting in China; and
•
for stockholders who hold their shares through an intermediary, such as a bank, broker or other nominee, the voting instruction form submitted by mail must be mailed by the deadline imposed by the intermediary, please provide us with a detailed analysis as to why you believe your time frame in mailing out the proxy supplement and new proxy card on December 9, 2011 to all record and NOBO holders of your common stock is timely and provides all stockholders, including OBO holders, sufficient time to make an informed voting decision. Please ensure your analysis addresses the following:

•	the date these record and NOBO holders, as well as all other beneficial holders, such as OBO holders, can expect to receive the supplement and new proxy card;
•
the date all such record, NOBO and OBO holders must deposit their completed proxy cards or voting instruction forms, as applicable, in the mail in order to be received by the Company in time to be counted at the meeting;

•
the deadlines imposed on applicable beneficial owners for receipt by the intermediaries of the voting instruction forms and the resulting time such beneficial owners will have to review the supplement before returning the forms;

•	whether there are any provisions for telephone or internet voting for all beneficial owners; and
•
whether the Company can provide stockholders with additional time with which to make an investment decision, such as by or providing internet and/or telephone voting up until the actual meeting time of December 20, 2011 at 8 p.m. EST.

Your letter dated December 8, 2011 indicates that you have been advised by Broadridge that the mailing of the supplemental materials to all record holders and NOBO holders of your common stock took place on December 9, 2011. Please advise whether there are any holders who would not receive materials from Broadridge because, for example, such holders’ brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the supplemental materials to these holders? If true, please advise us as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.

RESPONSE:  The Company believes that its stockholders have received or will receive the proxy supplement and proxy card in sufficient time for the stockholders to meaningfully review the proxy supplement and vote based on the information contained therein.  The supplemental information relating to the meeting that was provided to stockholders in the proxy supplement did not materially change the information originally provided to stockholders regarding the matters to be voted on.  Therefore there was no new material for a stockholder to analyze in order to decide whether to vote for the Board's nominees at the annual meeting.

On December 9, 2011, the Company’s transfer agent mailed the proxy supplement and a proxy card to the registered holders of the Company by first class mail.  In addition, of the 12,011,609 shares held by registered holders, AdvantageProxy, the Company’s proxy solicitor, e-mailed the proxy supplement and proxy card to holders of 8,030,666 shares on December 9, 2011, or 66.86% of the shares held in registered form (with an aggregate of 3,467,124 shares, or 28.6%, being held by funds affiliated with Fir Tree, Inc., an affiliate of the Company).  To date, AdvantageProxy has received proxies representing 4,446,011 shares from registered holders.  AdvantageProxy continues to contact the holders of the remaining shares to obtain a proxy with their vote.

As of the record date, Broadridge showed 3,035 beneficial owner accounts holding Company shares (This includes OBO and NOBO stockholders).  A little over one-third of these accounts (or 1,265 accounts) had elected to receive materials and voting instructions electronically and received those e-mail notifications on December 9, 2011 (11 days prior to the meeting date).  The proxy supplement and VIF were mailed to the remaining stockholders by Broadridge on December 9, 2011.  For holders with more than 5,000 shares, Broadridge used two day expedited mail service, resulting in these holders receiving the soliciting materials by December 13, 2011 (seven days prior to the meeting date). In total, the expedited hard copy mailing and the electronic delivery covered 94.85% of the 38,118,762 shares held by Broadridge accounts (or approximately 36,155,646 shares).  The remaining beneficial holders with accounts at Broadridge were mailed via first class mail.  Such holders should receive their materials on about December 14, 2011 (six days before the meeting date).  There are no distinctions made between OBO and NOBO holders for mailing purposes. All beneficial owners have access to internet and telephone voting through Broadridge and instructions on how to vote in such fashion are included in the VIF.  Although the VIF cards must be received by Broadridge by 4pm by December 19, 2011 in order to be counted, the VIF specifically informs the holder of applicable internet and telephone voting instructions. The 2011 Proxy Season Report published by Broadridge shows that only 5.2% of shares voted during the 2011 proxy season were voted by “paper.”

There were five beneficial owners that used brokers that did not contract with Broadridge.  In the aggregate, such stockholders held 4,800 shares that were mailed proxy supplements and proxy cards by overnight service on December 13, 2011.

Based upon the dates the solicitation materials were mailed, e-mailed, or sent by expedited service, combined with availability for internet and telephone voting, a holder has sufficient time to vote prior to the meeting.  Accordingly, we do not think it is necessary to provide additional time to vote beyond 4pm on December 19, 2011, the Broadridge imposed cutoff time for providing proxies.

2.
Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to the annual meeting solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13 (a)(1). It is our understanding that the Company may have conducted such inquiry on October 20, 2011 notwithstanding a record date of October 24, 2011.

RESPONSE: As the Staff is aware, Rule 14a-13 (a)(1) requires broker searches to be conducted 20 business days prior to an annual meeting.  By initiating broker searches on October 19, 2011, the Company was not in technical compliance with this rule.  However, the rule reflects a procedure which was adopted in 1986 prior to the general use of computers in business or the advent of email communication.  When the rule was adopted, hard copies of requests were mailed out to brokers and responses were mailed back.  The rule needed to provide sufficient time for brokers houses to respond to the inquiry. The rule was also adopted before the outsourcing of the proxy back-office function in a few firms such as Broadridge, which happens to contract with the vast majority of brokerage firms.  As the broker search process is conducted electronically through just a few firms, brokers respond within three business days of the broker search request, resulting in Broadridge and similar firms able to provide information on beneficial owner accounts in only three business days.  Therefore, although the Company was not in technical compliance with this rule, there are no adverse effects from the failure to comply and all record holder accounts were captured and known for mailing purposes.

3.
Based on the soliciting materials filed with the Commission by Mr. Ned Sherwood on December 9 and 12, 2011, it appears to that Mr. Sherwood intends to nominate and publicly solicit proxies for an opposing slate of directors for election to the Board at the annual meeting. As such, the Company’s current proxy statement should be supplemented to provide the information required by Item 4(b) and 5(b) of Schedule 14A and to disclose the existence of the solicitation in opposition. Refer to Exchange Act Rule 14a-12 and Items 4 and 5 of Schedule 14A. Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient.

RESPONSE: As previously discussed with the Staff, the Company’s by-laws have a specific advance notice provision relating to the nomination of directors by stockholders of the Company.  Mr. Sherwood has not complied with the Company’s by-laws and, due to timing considerations, will not be able to comply with these provisions prior to the annual meeting.  Accordingly, pursuant to Delaware law and the Company’s bylaws, Mr. Sherwood will not be able to nominate an opposing slate of directors at the annual meeting.  Therefore, despite the fact that Mr. Sherwood has filed a preliminary proxy statement that indicates that he intends to solicit proxies with respect to a slate of directors at the annual meeting, the Company believes that no valid solicitation in opposition can be brought by Mr. Sherwood and that the Company is not required to respond to materials which have no legal effect.

In addition, it is important to note that Mr. Sherwood has brought an action in the Court of Chancery of the State of Delaware seeking to obtain a temporary restraining order to force the Company to delay its annual meeting.  In the event that a decision is reached by the Delaware Court that would allow Mr. Sherwood to nominate any directors at the annual meeting, which the Company does not believe will be the case, the Company will supplement its current proxy statement as may be required by Schedule 14A.

4.
We refer you to the Form 8-K filed on December 12. Please also file this information as additional definitive material under the cover of Schedule 14A. We note that the cover of this Form 8-K has the box checked indicating such information constitutes Rule 14a-12 soliciting material. However, since such materials were filed after the filing of the Company’s definitive proxy statement, they do not constitute soliciting material pursuant to Rule 14a-12 and the Form 8-K cannot be used to satisfy the Company’s filing obligations under Regulation 14A. Refer to Exchange Act Rule 14a-12, 14a-6(o) and General Instructions A.2 of Form 8-K.

RESPONSE: The press release that was filed as an Exhibit to the Company’s Form 8-K on December 12. 2011 was also previously filed with the Commission on Friday December 9, 2011 (its initial date of dissemination) under the cover of Schedule 14A.

5.
It is our understanding that the factors considered by the Board at the time it concluded Mr. Sherwood was not a Suitable Person, as defined in the proxy supplement, were present prior to November 15, 2011, the date that the Company filed its definitive proxy statement and included Mr. Sherwood on the slate of nominees for election at the Company’s annual meeting. With a view towards disclosure, please advise us why the Board reached the conclusion of Mr. Sherwood’s unsuitability after November 15 given these circumstances.

RESPONSE:

The Nominating Committee and the Board never did reach a conclusion that Mr. Sherwood was a Suitable Person prior to November 15, 2011.  In fact, in a letter dated October 31, 2011, from the Nominating Committee to the Board, the Nominating Committee expressed its reservations to the Board regarding the suitability of Mr. Sherwood to be included on the Company’s slate of directors.  It was the recommendation of the Nominating Committee that the Board have a discussion with Fir Tree regarding Mr. Sherwood’s conduct and to request that Fir Tree proposed another designee for nomination to the Board’s slate of directors.  The Company initially tried to contact Fir Tree in early October 2011 regarding Mr. Sherwood but was told by Fir Tree that it did not wish to hear any information regarding Mr. Sherwood that could be deemed to be material non-public information and that the Company should just try to “work things out” with Mr. Sherwood.  Out of respect for its relationship with Fir Tree, the Company initially allowed Mr. Sherwood to remain on the Board’s slate of directors but included in its draft proxy materials the fact that the Nominating Committee had expressed serious reservations about Mr. Sherwood’s suitability to serve as a member of the Board.  Mr. Sherwood expressed outrage at the draft which included the Nominating Committee’s stated reservations about him and sent several emails to the Board stating that unless all  references to the Committee’s reservations were removed from the Proxy Statement, he would not provide his sign off as Chairman of the Compensation Committee to the report of the Compensation Committee contained in the Proxy Statement.  Copies of these emails will be provided supplementally to the Staff.  Due to the Board’s desire to move forward with the filing of its proxy materials, the Board reluctantly agreed to remove this disclosure from the Proxy Statement that was filed on November 15, 2011.  On November 16, 2011, director, Michael Santos made another attempt on behalf of the Company to speak to d Fir Tree about Mr. Sherwood’s conduct and the reservations that had been expressed by the Nominating Committee.  Again Fir Tree declined to discuss the matter with the Company because they said that they did not want to be in possession of any material nonpublic information with respect to the Company.  On November 23, 2011, director Steve Markscheid made another attempt to speak to Fir Tree regarding Mr. Sherwood but was also told that they did not want to receive the information.  On November 24, 2011, the Nominating Committee met again and determined to recommend to the Board that Ned Sherwood be removed from the Board’s slate of directors.  This decision was affirmed by the full Board on November 29, 2011.  Following the November 29, 2011 Board meeting, the Company again attempted to speak to Fir Tree to try to negotiate a dignified exit for Ned Sherwood in lieu of filing the proxy supplement that detailed the reasons for the removal of Mr. Sherwood from the Company’s slate of directors.  At the same time, the Company assured Fir Tree of its commitment to honoring their agreement and requested that they select another designee to the Company’s Board.  Negotiations between Ned Sherwood and the Company (with Fir Tree acting as “intermediary” at times to negotiate on Mr. Sherwood’s behalf) continued for over a week. Unfortunately, during the course of these negotiations, Mr. Sherwood delivered a list of demands ( a copy of which will be provided supplementally to the Staff), which the Company was unable to accept.  During the course of these negotiations, Mr. Sherwood’s attorney, Barry Goldsmith of Gibson Dunn & Crutcher LLP advised Company special counsel in a voicemail (a transcript of which will be provided to the Staff supplementally) that if the Company did not reach an agreement with Mr. Sherwood and went ahead with its plan to file the proxy supplement, that his partner, Brian Lane, who had been “head of Corp Fin” at the SEC would contact the SEC and that “it will be very easy to get Corp Fin to pull the proxy and scuttle the annual meeting.”  Mr. Sherwood later sent an email that “per his counsel” if the proxy supplement were filed, “it may lead to a major investigation of the Company and at least subpoenas for Ron [Chan], Tony [Sena] and Michael [Santos] if they ever set foot in the US” and that “there may even be a border watch put out for them,”  A copy of this email will also be provided to the Staff supplementally.

Changes to the Definitive Proxy Statement, page 3

6.
Disclosure in this section indicates that “if stockholders of record vote by proxy, their vote must be received by 4:00 p.m. EST on December 19 to be counted” However, disclosure on page 5 of the soliciting materials under the heading “By Mail” indicates that “for stockholders of record, proxy cards submitted by mail or delivery must be received by Advantage Proxy in Des Moines, Washington by the date and time of the annual meeting.” Please reconcile, and if appropriate, correct such disclosure. Given that this discrepancy may cause stockholder confusion and result in stockholders missing the appropriate deadline for voting, please advise what steps the Company will take to disseminate the correct information to stockholders.

RESPONSE:  The Company acknowledges that the disclosure could be misinterpreted by investors.  The Company intended to indicate that record holders could submit proxies to AdvantageProxy until the date and time of the meeting and otherwise the cut-off for voting was December 19 at 4:00 p.m.  The Company will include voting clarification information in a press release.

*            *           *

The Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon

cc:	Via E-mail
Mitchell S. Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP